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2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Port Hope Workers Reject Contract Offer

Saskatoon, Saskatchewan, Canada, July 28, 2004 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

Cameco Corporation advises that about 200 hourly employees at its Port Hope conversion facility have rejected the latest contract settlement offer from the company. On Wednesday, July 28, these workers represented by the United Steelworkers of America voted 69% against a new three-year contract. The union advised that workers will commence strike action at midnight, Wednesday, July 28.

“The safety of people and the environment is our first priority in dealing with the strike,” said Jerry Grandey, Cameco’s president and chief executive officer.

The plant, closed since mid June for summer maintenance and employee vacations, reopened on Monday, July 26, but no production systems have begun the restart process. Until the issue has been resolved, the shutdown state will be maintained and any additional steps necessary will be taken to ensure the safety of people and the protection of the environment.

The company did not plan to begin UF6 production until mid August and UO2 production until mid September. It is too early to know if annual production targets will be affected. Cameco has inventory strategically positioned to mitigate the effect of a production shortfall.

“We are disappointed the offer has been rejected,” said Grandey. “It is a competitive proposal compared to agreements ratified by others in recent weeks locally and nationally. Historically, we have had a good relationship with the Port Hope employees. We are surprised that the employees rejected the offer.”

The last strike at Port Hope took place in the early 1980s when the facility was owned by Eldorado Nuclear Limited.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Investor & media inquiries:	Alice Wong (Cameco Corp.)	(306) 956-6337
Media inquiries:	Doug Prendergast (Port Hope)	(905) 885-4511 Ext. 2160

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